FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 12, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 11, 2008 and incorporated by reference herein is the Registrant’s immediate report dated November 11, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: November 12, 2008

BluePhoenix Solutions Announces New Sales Leadership

Oren Gil-Or named Vice President of Sales, EMEA and APAC;
Javier Jimenez named Vice President of Sales, Americas;

HERZLIYA, Israel – November 11, 2008 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced new sales leadership.

Oren Gil-Or joined BluePhoenix as Vice President of Sales, EMEA and APAC. Javier Jimenez joined BluePhoenix as Vice President of Sales, Americas, replacing Greg Schottland now serving as General Manager of the Company’s ASNA division. A new Chief Marketing Officer will join the company as of December 1st and will be announced separately. The new Chief Marketing Officer will replace David Leichner, who decided to pursue new career opportunities.

Yaron Tchwella, President of BluePhoenix, commented, “With this announcement, we have significantly augmented our sales and marketing leadership, adding these professionals with proven track records for driving sales growth and building lasting customer relationships. I am excited to add them to the BluePhoenix management team.”

The new senior leadership includes:

Oren Gil-Or is a marketing and sales professional in the software industry for the last 18 years. In the last eleven years Mr. Gil-Or was with BMC Software and in his last role served as the Senior Director of marketing, Asia Pacific. In this role, Mr. Gil-Or managed the Asia Pacific marketing, Business Planning and Inside Sales teams. He provided Strategic direction from the product marketing, field marketing and business alignment perspectives, and managed customer relationships in various geographies.

Prior to BMC Software, Mr. Gil-Or served as the international sales director for New Dimension Software. As sales director, Mr. Gil-Or managed the worldwide distribution channels with responsibility for coordinating the different divisions of the company and building the company’s consulting services group. Mr. Gil-Or holds an MBA from Tel-Aviv University and a BSc in Computers Science from Ben-Gurion University.

Mr. Jimenez is a sales professional with vast experience in both North and Latin America. Before joining BluePhoenix, he was the founder and CEO of Scientia Network Solutions, a technology and consulting firm.  Prior to Scientia, Mr Jimenez served as Vice President and General Manager of Comverse Latin America from 2003 to 2008. In this role he had overall responsibility for sales and marketing of all Comverse products in South and Central America, and the Caribbean.  During his tenure, Mr. Jimenez and his team grew the region significantly to a record revenue level.

Before Comverse, Mr. Jimenez served as the Vice President of Sales Latin America for iWeb Technologies, a start-up manufacturer of Internet messaging and Ad Delivery technology.  Mr. Jimenez was responsible for the planning and execution of iWeb’s entry into the Telco and ISP markets. From 1984 to 1994, he held a variety of positions for Lucas Aero Space, specializing in Avionic Weapon Systems.

Mr. Jimenez received a Bachelors of Science in Electrical Engineering through the United States Air Force, and an MBA from the Dowling Institute in New York.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County, Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+97299526100
vsagiv@bphx.com